Mail Stop 4569
	September 16, 2005


Via U.S. Mail and Facsimile (813) 229-1660

Barry S. Fischer, Esq.
General Counsel
Suite 330
JB Oxford Holdings, Inc.
15165 Ventura Boulevard
Sherman Oaks, CA  91403

RE: 	JB Oxford Holdings, Inc.
	Amendment No. 1 to Schedule 14C
      Filed on August 26, 2005
	File Number 001-14911
	Amendment No. 1 to Schedule 13E-3
      Filed on August 26, 2005
	File Number 005-41214

Dear Mr. Fischer:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Questions and Answers About the Reverse Stock Split, page 7
1. See prior comment 14. Please revise the discussion that appears in the first Q&A to state that the vote of the shareholders is assured, as you have indicated elsewhere.

Special Factors, page 8
2. We note your response to prior comment 17, however, the Recommendation of the Board of Directors should be placed prominently within the Special Factors discussion, not after it. Please revise to move this information up.

Purpose And Reasons For The Reverse Stock Split, page 8

3. We note your response to prior comment number 20. Please revise to disclose that the board did not quantify the one-time, upfront initial fees for investment regarding compliance that will not recur or will be less in the following years.

Background Of The Transaction; Alternatives Considered; Fairness of the...page 10

4. We note your response to prior comment number 22. Please revise your Schedule 14C to disclose your response to subparagraph "b."
5. We note the new paragraph that appears on the bottom of page
10.
Please revise this discussion to elaborate upon the "relative benefits and costs of a reverse stock split..." and the "potential advantages of open market purchases..." as discussed by the audit committee with management. Please also elaborate upon what was discussed by the Board at the meetings held in April and May of 2005.
6. Further, you indicate in response to subparagraph "d" of prior comment number 22 that the Board made its fairness determination May
27, 2005, however, your disclosure on page 13 indicates that it determined that a going private transaction was "in the best interests." Please revise to specifically state, if true, that the
Board determined the transaction to be fair to the unaffiliated shareholders.
7. We note the new paragraph that appears on page 13 in response to subparagraph "e" of prior comment number 22. Please revise to elaborate upon why the board believed that it should "pay neither the highest nor the lowest price in the range of values determined by Capitalink."

Fairness Opinion of Capitalink, L.C., page 14
8. Disclose that Capitalink has consented to the use and summary of the fairness opinion in the proxy statement.

9. We note your response to prior comment number 28; however, we did not see the projections. We note the information you provide on page
18 with respect to assets, liabilities, contingent liabilities, etc.
but this information appears to have been adjusted for purposes of the net book value analysis. Please revise or advise.
10. We note your response to prior comment number 30. While we note that your fairness opinion does not have a checklist, this does not preclude the existence of any specific factors that did not support the fairness opinion. Please revise to clarify the foregoing.
11. We note the revisions you have made in response to prior comment number 32. Please revise to elaborate upon what comparisons were made to the Russell 3000 Index and why this particular index was chosen.
12. See your discussion in the paragraph under "Valuation
Overview."
We note that Capitalink applied greater weighting to the adjusted net book value and precedent transaction analysis, as each take into account values and transactions that are specific to [you.]" Please revise to explain why those account values and transactions are "specific to you."
13. We re-issue prior comment number 34. While we note your revisions to this discussion, it still is not clear how you arrived at the indicated value range from the adjustments you made to assets, liabilities and contingent liabilities. Please revise. Substantive and Procedural Factors Considered by the Board of Directors as to the Fairness of the Reverse Stock Split, page 20
14. We note your response to prior comment 3 and your revised disclosure indicating that Christopher L. Jarratt, "acting as a director and on his own behalf and on behalf of Third Capital Partners..." believes that the going private transaction is substantively and procedurally fair to unaffiliated shareholders. As you have done for the Board of Directors as a whole, please also provide a separate analysis of the material factors upon which Mr. Jarratt and Third Capital Partners relied upon in reaching that conclusion.
15. We note your response to prior comment number 36. Please revise to separately disclose in your Schedule 14C your response to subparagraph "v." In doing so, please revise to provide the basis for the Board`s belief that liquidation value would not generate values in excess of adjusted net book value so as to explain why this factor was not considered by the Board. This comment also applies to the fairness determination of Mr. Jarratt and Third Capital Partners.
16. We note your response to prior comment number 37; however, we still do not see a full discussion of this factor. Please revise accordingly. In doing so, please revise to discuss why net book value was not considered by the Board, especially considering it`s value is in excess of the consideration being offered to shareholders. This comment also applies to the fairness determination of Mr. Jarratt and Third Capital Partners.

Substantive Factors Favoring the Reverse Stock Split, page 21
17. We note your revisions on page 21 in response to prior comment number 39. Revise to explain why, if you know, the stock traded intraday as high as $3.72 on one day in June 2005 so as to put this price in context.

Substantive Factors Disfavoring the Reverse Stock Split, page 22
18. We reissue prior comment number 41 because, although we note your revised disclosure on page 22 and elsewhere, you have not addressed why you would consider paying more in the future but not in the context of this reverse stock split.
Procedural Factors Favoring the Reverse Stock Split, page 23
19. We note your response to prior comment number 43. Please revise to include your response in your Schedule 14C that trading in the stock has been volatile in terms of both price and volume and, therefore, there can be no guarantee as to the feasibility for stockholders to remain a shareholder.
20. We note your response to prior comment number 44. Please revise to include your response in your Schedule 14C.


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please contact me at (202) 551-3448 or Mara Ransom in the Office of Mergers and Acquisitions at (202) 551-3264 with any questions.



Sincerely,


Jessica Livingston
      Senior Counsel